UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 333-135943

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):                        .

Included herein:

1.	News release of North American Energy Partners, Inc., dated November 28, 2006, announcing completion of initial public offering.
2.	News release of North American Energy Partners, Inc., dated November 29, 2006, announcing fiscal 2007 second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Douglas A. Wilkes
Name:	Douglas A. Wilkes
Title:	Vice President, Finance and Chief Financial Officer

Date: November 30, 2006

NORTH AMERICAN ENERGY PARTNERS

COMPLETES INITIAL PUBLIC OFFERING

Acheson, AB (November 28, 2006) – North American Energy Partners Inc. (TSX / NYSE: NOA) (the “Company”) announced today that it completed its previously announced initial public offering (the “Offering”) of 12,500,000 of its voting common shares (“Common Shares”) at US$16.00 or C$18.38 per share. As part of the Offering, the Company sold 8,750,000 Common Shares and existing shareholders sold 3,750,000 Common Shares. The Company and the selling shareholders have granted the underwriters a 30-day option (the “over-allotment option”) to purchase up to an additional 1,875,000 Common Shares at the initial public offering price to cover any possible over-allotments.

In connection with the completion of the Offering, the Company completed the previously announced purchase of its outstanding 9% Senior Secured Notes due 2010. The Company also completed the amalgamation of NACG Holdings Inc. with its two subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc., under the name North American Energy Partners Inc., as well as a pre-closing capital reorganization.

The Company’s four principal shareholders (prior to giving effect to the Offering) will continue to have a significant interest in the Company with three shareholder groups, each holding an interest of more than 10% of the outstanding Common Shares. The following is a description of each shareholder’s interest in accordance with Canadian securities laws.

The Sterling Group

In connection with the completion of the Offering, Sterling Group Partners I, L.P. has control or direction over an aggregate 6,565,862 Common Shares, which represents approximately 19.03% of the issued and outstanding Common Shares. If the over-allotment option is exercised in full, Sterling Group Partners I, L.P. will sell an additional 292,634 Common Shares at a price of US$16.00 or C$18.38 per share. This would give Sterling Group Partners I, L.P. control or direction over an aggregate 6,273,228 Common Shares, which makes up approximately 17.70% of the issued and outstanding Common Shares.

Sterling Group Partners I GP, L.P., the general partner of Sterling Group Partners I, L.P., is an affiliate of The Sterling Group, L.P. The address of Sterling Group Partners I, L.P. is Eight Greenway Plaza, Suite 702, Houston, Texas 77046.

The Company has been advised that the Common Shares held by Sterling Group Partners I, L.P. were acquired in the ordinary course of Sterling Group Partners I, L.P.’s business. On an on-going basis, Sterling Group Partners I, L.P. expects to monitor and evaluate the Company’s financial condition, business, operations and prospects, market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, and other factors. Depending on such review and subject to the conditions below, Sterling Group Partners I, L.P. have advised that it may make additional purchases, or may sell or transfer

Common Shares over which it may be considered to have control or direction from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Shares or other securities and/or may cause Sterling Group Partners I, L.P. to distribute Common Shares or other securities in kind to its partners. Any of these transactions may occur at any time or from time to time and are subject to: (i) the restrictions contained in a lock-up agreement entered into by Sterling Group Partners I, L.P. in favour of the underwriters for the Offering and (ii) applicable law.

Genstar Capital

In connection with the completion of the Offering, Genstar Capital Partners III, L.P. and Stargen III, L.P. have control or direction over an aggregate 4,753,856 Common Shares, making up approximately 13.78% of the issued and outstanding Common Shares. If the over-allotment option is exercised in full, Genstar Capital Partners III, L.P. and Stargen III, L.P. will sell an additional 211,874 Common Shares at a price of US$16.00 or C$18.38 per share. In this case, Genstar Capital Partners III, L.P. and Stargen III, L.P. will have control or direction over an aggregate 4,541,982 Common Shares. This represents approximately 12.82% of the issued and outstanding Common Shares.

Genstar Capital III, L.P. is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Genstar III GP LLC is the sole general partner of Genstar Capital III, L.P. The three individuals who are the managing members of Genstar III GP LLC may be deemed to own Common Shares beneficially owned, or deemed to be beneficially owned, by Genstar III GP LLC, but disclaim such beneficial ownership. Genstar Capital Partners III, L.P. and Stargen III, L.P. are affiliates of Genstar Capital, L.P. The address of Genstar Capital Partners III, L.P. and Stargen III, L.P. is Four Embarcadero Center, Suite 1900, San Francisco, California 94111.

The Company has been advised that the Common Shares held by Genstar Capital Partners III, L.P. and Stargen III, L.P. were acquired in the ordinary course of Genstar Capital Partners III, L.P.’s and Stargen III, L.P.’s businesses. On an on-going basis, Genstar Capital Partners III, L.P.’s and Stargen III, L.P.’s expect to monitor and evaluate the Company’s financial condition, business, operations and prospects, market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, and other factors. Depending on such review and subject to the conditions below, Genstar Capital Partners III, L.P. and Stargen III, L.P. have advised that they may make additional purchases, or may sell or transfer Common Shares over which they may be considered to have control or direction from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Shares or other securities and/or may cause Genstar Capital Partners III, L.P. and Stargen III, L.P. to distribute Common Shares or other securities in kind to their partners. Any of these transactions may occur at any time or from time to time and are subject to: (i) the restrictions contained in a lock-up agreement entered into by Genstar Capital Partners III, L.P. in favour of the underwriters in connection with the Offering and (ii) applicable law.

Perry Funds

In connection with the completion of the Offering, Perry Corp., an affiliate of Perry Strategic Capital and Richard C. Perry (collectively, “Perry”), may be considered to have control or direction over an aggregate 4,753,839 Common Shares, representing 13.78% of the issued and outstanding Common Shares. All such Common Shares are beneficially owned by the Perry Entities as defined below.

If the over-allotment option is exercised in full, the Perry Entities will sell an additional 211,872 Common Shares at a price of US$16.00 or C$18.38 per share. In this case, Perry may be considered to have control or direction over an aggregate 4,541,967 Common Shares, representing approximately 12.82% of the issued and outstanding Common Shares.

Richard C. Perry is the President, sole shareholder and sole director of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the Common Shares owned by Perry Luxco S.A.R.L. As such, Perry may be considered to exercise control or direction over the Common Shares beneficially owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc. (collectively, the “Perry Entities”).

The address of Perry and Perry Partners, L.P. is 767 Fifth Avenue, 19th Floor, New York, New York, USA, 10153. The address of Perry Luxco S.A.R.L. is Carre Bonn, 20 Rue de la Poste, L-2346 Luxembourg and the address of Perry Partners International, Inc. is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands. Perry and Perry Corp. disclaim any beneficial ownership over such Common Shares, except to the extent of their pecuniary interest, if any, therein.

The Company has been advised that the Common Shares held by the Perry Entities were acquired in the ordinary course of business of the Perry Entities. On an on-going basis, Perry expects to monitor and evaluate the Company’s financial condition, business, operations and prospects, market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, and other factors. Depending on such review, and subject to the conditions below, Perry has advised that it may make additional purchases or may sell or transfer Common Shares over which they may be considered to have control or direction from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Shares or other securities and/or may cause any of the Perry Entities to distribute in kind to their respective partners or shareholders, as the case may be, Common Shares or other securities. Any of these transactions may occur at any time, or from time to time, and are subject to: (i) the restrictions contained in a lock-up agreement entered into by the Perry Entities in favour of the underwriters in connection with the Offering and (ii) applicable law.

SF Holding Corp

In connection with the completion of the Offering, Stephens-NACG LLC has control or direction over an aggregate 3,168,983 Common Shares, representing approximately 9.18% of the issued and outstanding Common Shares. If the over-allotment option is exercised in full, Stephens-NACG LLC will sell an additional 141,238 Common Shares at a price of US$16.00 or C$18.38 per share. In this case, Stephens-NACG LLC will have control or direction over an aggregate 3,027,745 Common Shares which makes up approximately 8.54 % of the issued and outstanding Common Shares.

SF Holding Corp., the sole manager of Stephens-NACG LLC, is an affiliate of Stephens Inc. The address of Stephens-NACG LLC is 111 Center Street, Little Rock, Arkansas, 72201.

The Company has been advised that the Common Shares held by Stephens-NACG LLC were acquired in the ordinary course of business. On an on-going basis, Stephens-NACG LLC expects to monitor and evaluate the Company’s financial condition, business, operations and prospects, market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, and other factors. Depending on such review, and subject to the conditions below, Stephens-NACG LLC has advised that it may make additional purchases or may sell or transfer Common Shares over which they may be considered to have control or direction from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Shares or other securities and/or may cause Stephens-NACG LLC to distribute Common Shares or other securities in kind to its partners. Any of these transactions may occur at any time, or from time to time, and are subject to: (i) the restrictions contained in a lock-up agreement entered into by Stephens-NACG LLC in favour of the underwriters in connection with the Offering and (ii) applicable law.

For more information with respect to the shareholders described above, or a copy of the report which may be filed by them in connection with the foregoing and in accordance with applicable Canadian securities laws, please contact:

Sterling Group Partners I, L.P.

Eight Greenway Plaza, Suite 702

Houston, Texas 77046

John Hawkins: 713-877-8257

Genstar Capital Partners III, L.P. and Stargen III. L.P.

Four Embarcadero Center, Suite 1900

San Francisco, California 94111

Richard Paterson: 415-834-2350

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, New York 10153

Michael Neus: 212-583-4000

Stephens-NACG LLC

111 Center Street

Little Rock, Arkansas 72201

Rick Turner: 501-377-2217

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The information provided in this news release is not an admission that any entity named in this release is a joint actor with any other entity named in this news release. The information relating to the Company’s principal shareholders was provided by each shareholder. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any Common Shares in any province, territory or state in which such offer or solicitation would be unlawful.

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North American Energy Partners Inc. is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For over 50 years, we have provided services to large oil, natural gas and resource companies, with a principal focus in the Canadian oil sands. We maintain one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Vincent Gallant Vice President, Corporate & Secretary North American Energy Partners Inc. Phone: (780) 960-2255 Fax: (780) 960-7167 Email: vgallant@nacg.ca

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES

FISCAL 2007 SECOND QUARTER RESULTS

ACHESON, AB, Canada (November 29, 2006) – North American Energy Partners Inc. (TSX / NYSE: NOA) today announced fiscal 2007 Q2 results for the three and six months ended September 30, 2006.

The consolidated financial statements and accompanying Management’s Discussion and Analysis relate to the newly amalgamated North American Energy Partners Inc. following the amalgamation of NACG Holdings Inc., NACG Preferred Corp. and North American Energy Partners Inc. on November 28, 2006.

“I am very excited about North American’s prospects following the completion of our IPO yesterday,” said Rod Ruston, President and CEO. “We are in an excellent position to expand our operations and market presence. We are heading into what is traditionally the busiest period for our business and our outlook remains positive for the balance of the fiscal year.”

Second Quarter Highlights

(All in $ CDN millions except for EPS & equipment hours)	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Revenue	$130.1	$124.0	$268.1	$228.4
Segment Profit	$22.2	$16.1	$54.9	$29.9
Operating Income	$9.7	$15.9	$32.8	$21.1
Net Income (Loss)	$(4.8)	$11.5	$13.1	$(37.7)
EPS (basic)	(0.26)	0.62	0.71	(2.03)
Consolidated EBITDA	$15.7	$21.3	$47.3	$30.0
Capital Expenditures	$10.0	$8.0	$19.3	$13.8
Equipment Hours	236,711	234,649	480,716	420,399

Summary

All comparisons are to the three month period ending September 30, 2005.

Revenue was $130 million, a $6 million increase from the prior period as a result of an increased volume of work in the Mining and Site Preparation and Piling segments, offset by lower activity levels in the Pipeline segment. Segment operating profit also increased by $6 million, with operating margins improving in both Mining and Site Preparation and Piling.

•	Mining and Site Preparation revenue increased by $7 million to $100 million as the ramp-up of the overburden removal contract with CNRL continued in the quarter. Segment profit increased by $3 million from $9.5 million to $12.5 million.

•	The Piling division recorded quarterly revenue of $27 million, a $5 million improvement over 2005. Segment profit also increased significantly, rising from $4.8 million to $9.3 million. Intensified demand for piling services and consistent expansion in the scope of existing projects are the reasons for this steady growth. An example of our new service offerings is demonstrated with the recent acquisition of Midwest Micropile, and the continued use of Continuous Flight Auger technology in western Canada.

•	Pipeline revenue was $3 million, a $5 million decline, which resulted in a $1.4 million decrease in segment operating profit from $1.8 million to $0.4 million. This was attributed to less work performed for our major customer and the seasonality of pipeline work. The division commenced a new 40 kilometer twin pipeline project for another large customer late in the quarter.

Despite higher operating segment profits, operating income was lower at $9.7 million as compared to $15.9 million in 2005. We incurred non-recurring charges in equipment costs and general and administrative costs. In anticipation of the growth to come, spending on fleet expansion, tires and the up-keep of our maintenance facilities were also contributing factors to the lower operating earnings.

Net loss for the period was $4.8 million as compared with net income of $11.5 million for the corresponding period in 2005. The primary reasons for the lower operating earnings were higher non-cash interest costs associated with the Series B preferred shares, which were retired with the completion of the IPO, the impact of tax changes and unrealized loss on derivative instruments.

Our consolidated financial statements and accompanying Management’s Discussion and Analysis for the three and six months ended September 30, 2006 were filed today with securities regulators in Canada and the United States and are available at www.sedar.com and www.sec.gov.

Conference Call

We will be conducting a conference call on November 30, 2006 at 7:00 a.m. (MT) to review results. To participate in the call, please dial:

Local or Overseas:	780-424-5694
Toll-free:	1-888-458-1598
Participants Code:	30442#

For instant replay access available until midnight Wednesday, December 6, 2006, please dial:

Local or Overseas:	403-232-0933
Toll-free:	1-877-653-0545
Participant Code:	349808#

A live and on-demand webcast will also be provided in the Investor Relations section of our website at www.nacg.ca.

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Certain statements contained in this news release may include forward-looking information with respect to North American Energy Partners Inc.’s operations and future financial results. Such statements are based on current expectations and are subject to a number of risks and uncertainties. As a result, actual results may differ materially form those contained in such statements. For further information, please refer to the disclosure documents filed by North American Energy Partners Inc. with the securities regulatory authorities in Canada and the United State. These documents are available at www.sedar.com and www.sec.gov.

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North American Energy Partners Inc. is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For over 50 years, we have provided services to large oil, natural gas and resource companies, with a principal focus in the Canadian oil sands. We continue to maintain one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Vincent Gallant
Vice President, Corporate & Secretary
North American Energy Partners Inc.
Phone: (780) 960-2255
Fax: (780) 960-7167
Email: vgallant@nacg.ca